

January 15, 2014

Via E-mail
Mr. Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, Virginia 22209

> **Re: Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 8, 2013**
> **File No. 001-34374**

Dear Mr. Harrington:

We have reviewed your response dated December 20, 2013 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.   We have considered your response to our prior comment 2. In future filings, please expand your MD&A disclosure to discuss the reasons for your other than temporary impairment charge. Your discussion should include, but not be limited to:

   • disclosure that the company analysis of its non-agency MBS portfolio is performed at the security level;
   • disclosure that certain securities have experienced a decline in expected cash flows or a decrease in credit enhancement; and

- if known, the reasons for the decline in expected cash flows or decrease in credit enhancement.

Financial Statements

Notes to Consolidated Financial Statements

Financial Instruments, page F-9

2.   In future filings, please revise your disclosure to expand on your impairment policies. Your expanded disclosure should include:

- a discussion of the differences between fair value and net present value as used in determining other than temporary impairment;
- an explanation of why an impairment charge is taken for the difference between carrying value and net present value instead of fair value; and
- an explanation of how the company's assessment of (1) its intent to sell a security, and/or (2) its ability to hold a security before anticipated recovery factors into your analysis.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant